UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Isis Pharmaceuticals, Inc.

File No. 000-19125 - CF#31973

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Isis Pharmaceuticals, Inc. submitted applications under Rule 24b-2 requesting extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 12, 2008.

Based on representations by Isis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 8, 2018
Exhibit 10.2	through February 8, 2020
Exhibit 10.4	through December 31, 2025
Exhibit 10.5	through December 31, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary